

16000010



**UNITED STATES**
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 05743 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the**
**Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____12/01/14_____ AND ENDING_____11/30/15_____
         MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quincy Cass Associates, Incorporated

| OFFICIAL USE ONLY |
|---|
|  |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____11111 Santa Monica Boulevard, Suite 1450_____
         (No. and Street)

_____Los Angeles_____   _____California_____   _____90025_____
 (City)        (State)       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Joel Ravitz           310-473-4411
                   (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
     Brian W. Anson
      (Name – if individual, state last, first, middle name)

_____18425 Burbank Blvd., #606_____ _____Tarzana_____ _____California_____ _____91356_____
  (Address)       (City)     (State)     (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
|  |
|  |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



QUINCY CASS ASSOCIATES, INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE FISCAL YEAR ENDED
NOVEMBER 30, 2015

# QUINCY CASS ASSOCIATES, INCORPORATED

## Table of Contents

# OATH OR AFFIRMATION

I, _____Joel Ravitz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Quincy Cass Associates, Incorporated_____, as of_____November 30_____, 2015_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA TERRAZAS
Commission # 1984961
Notary Public - California
Los Angeles County
My Comm. Expires Jul 13, 2016

Notary Public

Signature

_CHAIRMAN & CEO_
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, California

I have audited the accompanying consolidated statement of financial condition of Quincy Cass Associates, Incorporated as of November 30, 2015 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Quincy Cass Associates, Incorporated's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Quincy Cass Associates, Incorporated as of November 30, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended November 30, 2015 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Quincy Cass Associates, Incorporated's financial statements. The supplemental information is the responsibility of Quincy Cass Associates, Incorporated's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 4, 2016

2

# QUINCY CASS ASSOCIATES, INCORPORATED

## Consolidated Statement of Financial Condition
### November 30, 2015

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 645,147 |
| Receivable from clearing broker | | 24,650 |
| Accounts receivable | | 124,714 |
| Clearing deposit | | 50,000 |
| Fixed assets | | |
| net of accumulated depreciation of $249,937 | | 6,675 |
| Other assets | | 15,618 |
| **Total assets** | $ | 866,804 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

#### LIABILITIES:

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 79,715 |
| Commissions payable | | 2,576 |
| Payable to clearing broker | | 3,252 |
| **Total liabilities** | | 85,543 |

#### STOCKHOLDERS' EQUITY:

| | | |
|---|---|---:|
| Common stock - Series A, no par value. 300 shares authorized, 201 shares issued and outstanding | | 1,407 |
| Common stock - Series B, no par value. 300 shares authorized, 38.24 shares issued and outstanding | | 325,000 |
| Additional paid in capital | | 35,530 |
| Retained earnings | | 419,324 |
| **Total stockholders' equity** | | 781,261 |
| **Total liabilities and stockholders' equity** | $ | 866,804 |

# QUINCY CASS ASSOCIATES, INCORPORATED

## Consolidated Statement of Income
### For the fiscal year ended November 30, 2015

**INCOME:**

| | |
|---|---:|
| Management and advisory income | $ 862,933 |
| Commissions | 450,659 |
| Other income | 39,126 |
| Total income | 1,352,718 |

**EXPENSES:**

| | |
|---|---:|
| Commissions | 48,165 |
| Clearing and advisory | 43,909 |
| Employee compensation and benefits | 862,033 |
| Legal and professional | 17,200 |
| Occupancy | 105,342 |
| Other operating expenses | 255,765 |
| Total expenses | 1,332,414 |

| | |
|---|---:|
| INCOME BEFORE INCOME TAXES | 20,304 |

**INCOME TAX PROVISION (Note 2)**

| | |
|---|---:|
| Income tax expense | 13,743 |

| | |
|---|---:|
| NET INCOME | $ 6,561 |

The accompanying notes are an integral part of these financial statements

# QUINCY CASS ASSOCIATES, INCORPORATED

## Consolidated Statement of Changes in Stockholders' Equity
## For the fiscal year ended November 30, 2015

|  | Common Stock Series A | Common Stock Series B | Additional Paid-in-capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
| Balance December 1, 2014 | $ 1,407 | $ 325,000 | $ 35,530 | $ 412,763 | $ 774,700 |
| Net income |  |  |  | 6,561 | 6,561 |
| Balance November 30, 2015 | $ 1,407 | $ 325,000 | $ 35,530 | $ 419,324 | $ 781,261 |

# QUINCY CASS ASSOCIATES, INCORPORATED

## Consolidated Statement of Cash Flows
### For the fiscal year ended November 30, 2015

**CASH FLOWS FROM OPERATING ACTIVITIES:**

| | | |
|---|---|---:|
| Net income | $ | 6,561 |
| Adjustments to reconcile net income to | | |
| net cash provided by operating activities: | | |
| Depreciation | | 3,681 |
| (Increase) decrease in: | | |
| Receivable from clearing broker | | 4,429 |
| Accounts receivable | | (3,516) |
| Other assets | | 12,250 |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | (3,989) |
| Commissions payable | | (2,736) |
| Payable to clearing broker | | (6,931) |
| Total adjustments | | 3,188 |
| Net cash provided by operating activities | | 9,749 |

**CASH FLOWS FROM INVESTING ACTIVITIES:**

| | | |
|---|---|---:|
| Purchase of fixed assets | | (839) |
| Net cash used in investing activities | | (839) |

| | | |
|---|---|---:|
| Increase in cash and cash equivalents | | 8,910 |
| Cash and cash equivalents-beginning of period | | 636,237 |
| Cash and cash equivalents-end of period | $ | 645,147 |

Supplemental disclosure of cash flow information:

Cash paid during the year for:

| | | |
|---|---|---:|
| Interest | $ | - |
| Income taxes | $ | 800 |

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General

Quincy Cass Associates, Incorporated (the "Company") conducts business processing broker-dealer transactions on a fully disclosed basis, investment management of customers' accounts, and operational management of various real estate projects, typically mobile home parks.

### Summary of significant accounting policies

The presentation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The company includes money market accounts as cash equivalents.

Fixed assets are recorded at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Fixed assets are depreciated by the straight line method over their estimated useful lives which range from five to seven years.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>
(Continued)

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

Consolidation and Revenue Recognition

The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly-owned subsidiaries, QCA Management Company, Inc. and QCA Capital Management, Inc. All material inter-company balances have been eliminated. Securities transactions are recorded on a trade date basis with the related commission revenues and expenses also recorded on a trade date basis.

Income Taxes

The Company files a consolidated tax return with its subsidiaries on an accrual basis.. Income taxes are calculated for the Company as a stand alone entity. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes, when material. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each tax year. The measurement of unrecognized tax benefits is adjusted when new information becomes available.

The Company is subject to audit by the taxing agencies for fiscal years ending November 30, 2012, 2013, and 2014.

The Company has Federal and California net operating losses of approximately $8,000 and $75,000, respectively. These net operating losses will expire on November 30, 2030.

Securities Owned

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Notes to Consolidated Financial Statements
November 30, 2015

Note 2: <u>DEPOSITS WITH CLEARING ORGANIZATIONS</u>

The Company has entered into a clearing agreement with National Financial Services, who carries the accounts of the customers of the Company. The Company has deposited $50,000 with its clearing firm as security for its transactions with them. The balance at November 30, 2015 was $50,000.

Note 3: <u>EQUIPMENT, NET</u>

Fixed Assets as of November 30, 2015 consist of the following:

| | |
|---|---|
| Fixed Assets | $ 256,612 |
| Less accumulated depreciation | (249,937) |
| | $ 6,675 |

Depreciation expense for the fiscal year ended November 30, 2015 was $3,681.

During the fiscal year ended November 30, 2015, the Company disposed of $163,780 of fixed assets. These assets had a book value of zero.

Note 4: <u>INCOME TAXES</u>

The income tax provision at November 30, 2015 consists of the following:

| | |
|---|---|
| Federal | $ 10,607 |
| California | 3,136 |
| Total Income Tax Expense | $ 13,743 |

Note 5: <u>COMMITMENTS AND CONTINGENCIES</u>

The Company has an operating lease covering its Los Angeles office through July 31, 2016. Minimum future rental commitments are:

| Year Ending | Amount |
|---|---|
| November 30, 2016 | $ 83,016 |

Rent expense for fiscal year ended November 30, 2015 was $105,342.

## Note 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

## Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2015 the Company had net capital of $623,663, which was $523,663 in excess of its required net capital of $100,000, and the Company's ratio of aggregate indebtedness of $85,543 to net capital was 0.14 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

## Note 8: RETIREMENT PLAN

The Company has sponsored a Simple IRA Plan covering certain employees. Contributions to the plan are made by both the Company and the employees. For fiscal year ending November 30, 2015 the Company's expense was $10,456.

## Note 9: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 4, 2016, which is the date the financial statements were issued.

# QUINCY CASS ASSOCIATES, INCORPORATED
## Statement of Net Capital
### Schedule I
### For the year ended November 30, 2015

| | November 30, 2015 |
|---|---|
| Stockholders' equity, November 30, 2015 | $ 781,261 |
| Add - Other deductions or allowable credits | 384,768 |
| Total capital | 1,166,029 |
| | |
| Subtract - Non allowable assets: | |
| Accounts receivable | 2,164 |
| Equipment, net | 6,675 |
| Investment in subsidiaries | 513,215 |
| Other assets | 15,618 |
| Tentative net capital | 628,357 |
| | |
| Haircuts | 4,694 |
| | |
| NET CAPITAL | 623,663 |
| | |
| Minimum net capital | 100,000 |
| | |
| Excess net capital | $ 523,663 |
| | |
| Aggregate indebtedness | 85,543 |
| | |
| Ratio of aggregate indebtedness to net capital | 14% |

Statement pursuant to rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as
reported was not included as there are no material differences
between the Company's computation of net capital included
in its unaudited Form X17A 5 Part IIA and the computation
contained herein.

11

QUINCY CASS ASSOCIATES, INCORPORATED

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
November 30, 2015

The Company is exempt from the Reserve Requirement computation
according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
November 30, 2015

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control
requirements under the (k)(2)(ii) exemptive provision.

**SECURITIES INVESTOR PROTECTION CORPORATION**
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

For the fiscal year ended _November 30, 2015_
(Read carefully the instructions in your Working Copy before completing this Form)

## · TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
8-005743      FINRA      NOV      12/30/1970
QUINCY CASS ASSOCIATES INC
11111 SANTA MONICA BLVD STE 1450
LOS ANGELES, CA  90025-3348
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2)                                                  $ _2,876_

B. Less payment made with SIPC-6 filed (exclude interest)                              ( _1,429_ )

___6/23/15___
Date Paid

C. Less prior overpayment applied                                                                    ( _____ )

D. Assessment balance due or (overpayment)                                                       _1,447_

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum     _____

F. Total assessment balance and interest due (or overpayment carried forward)         $ _1,447_

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above)                            $ _1,447_

H. Overpayment carried forward                               $( _____ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_QUINCY CASS ASSOCIATES, INC._
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _16TH_ day of _DECEMBER_ , 20_15_ .

_Chairman & CEO_
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates: _____  _____  _____
Postmarked    Received    Reviewed

Calculations _____          Documentation _____          Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
## AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _12/1/14_
and ending _11/30/15_

Eliminate cents

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)    $ _1,352,718_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions    —

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.    _35,317_

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        _REVENUE FROM SUBSIDIARY NOT IN SECURITIES BUSINESS_    _165,294_
        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.    $____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).    $ _1,730_

       Enter the greater of line (i) or (ii)    _1,730_

       Total deductions    _202,341_

2d. SIPC Net Operating Revenues    $ _1,150,377_

2e. General Assessment @ .0025    $ _2,876_

(to page 1, line 2.A.)

2

# BRIAN W. ANSON
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended November 30, 2015, which were agreed to by Quincy Cass Associates, Incorporated and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Quincy Cass Associates, Incorporated's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Quincy Cass Associates, Incorporated's management is responsible for Quincy Cass Associates, Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended November 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended November 30, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 4, 2016

15

# Assertions Regarding Exemption Provisions

We, as members of management of Quincy Cass Associates, Incorporated ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

## Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(ii)* – All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

## Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the fiscal year ended November 30, 2015.

Quincy Cass Associates, Incorporated

By:

_____
(Name)

_____
*Chairman & CEO*
(Title)

_____
*Jan. 4, 2016*
(Date)

_____
(Name)

_____
*President*
(Title)

_____
*1/4/2016*
(Date)

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Quincy Cass Associates, Incorporated
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Quincy Cass Associates, Incorporated, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quincy Cass Associates, Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Quincy Cass Associates, Incorporated, stated that Quincy Cass Associates, Incorporated, met the identified exemption provision throughout the most recent fiscal year without exception. Quincy Cass Associates, Incorporated's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Quincy Cass Associates, Incorporated's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 4, 2016